Exhibit 12

MERRILL LYNCH & CO., INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in millions)

	For the Three Months Ended		For the Six Months Ended
	June 25,	June 27,	June 25,	June 27,
	2004	2003(a)	2004	2003(a)
Pre-tax earnings(b)	$1,306	$1,371	$2,899	$2,282
Add: Fixed charges (excluding capitalized interest and preferred security dividend requirements of subsidiaries)	2,117	2,077	4,058	4,245

Pre-tax earnings before fixed charges	3,423	3,448	6,957	6,527

Fixed charges:
Interest	2,071	2,028	3,963	4,147
Other(c)	45	49	94	98

Total fixed charges	2,116	2,077	4,057	4,245

Preferred stock dividend requirements	13	13	26	27

Total combined fixed charges and preferred stock dividends	$2,129	$2,090	$4,083	$4,272

Ratio of earnings to fixed charges	1.62	1.66	1.71	1.54
Ratio of earnings to combined fixed charges and preferred stock dividends	1.61	1.65	1.70	1.53

(a)	Prior period amounts have been restated to reflect the retroactive adoption of the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, as discussed in Note 2.
(b)	Excludes undistributed earnings (loss) from equity investees.
(c)	Other fixed charges consist of the interest factor in rentals, amortization of debt issuance costs and preferred security dividend requirements of subsidiaries.

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